EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $ 0.80 for the year ended December 31, 2006 were calculated by dividing net income available to common shareholders of $3.5million for the period January 1, 2006 to December 31, 2006 by the weighted-average number of common shares outstanding of 4,348,128.

Diluted earnings per common share of $ 0.73 for the year ended December 31, 2006 were calculated by dividing net income available to common shareholders of $3.5million for the period January 1, 2006 to December 31, 2006 by the weighted-average number of diluted potential common shares outstanding of 4,775,853.